EXHIBIT 99.(a)(1)(B)

Re:  Synopsys Discounted Option Amendment Program:

Web Site Information and PIN

Dear <First Name>:

As Brian Beattie just announced, Synopsys is launching the Discounted Option Amendment Program (the “Amendment Program”) effective today, Friday, March 23, 2007. The Amendment Program is described in the Offer to Amend Eligible Options that was filed with the SEC today.

Effective today, March 23, 2007, you will be able to make your election to participate in the Amendment Program on the Mellon Investor Services web site dedicated specifically to Synopsys. For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: <PIN>.

As a holder of discounted options eligible for amendment in the Amendment Program (“Eligible Options”) we encourage you to submit an online election form as soon as possible. If you decide to accept Synopsys’ offer to amend your Eligible Options, you must complete and submit an online election form before 11:59 p.m. Pacific Time on Monday, April 23, 2007. Throughout the period that the Amendment Program is open, employee elections can be modified, however, all decisions must be submitted on or before 11:59 p.m. Pacific Time on Monday, April 23, 2007. Initial elections or election changes will not be accepted beyond this date and time.

Please visit the Mellon web site at https://www.corporate-action.net/synopsys and follow the instructions to access your personal information and submit your decisions regarding the Eligible Options you hold. The web site includes links to access a copy of the Offer to Amend Eligible Options document filed with the SEC, a SynopsysWorld Article describing the Amendment Program and a list of Frequently Asked Questions (FAQ). This material is designed to provide information necessary to aid in your understanding of the Amendment Program.

As described in the Amendment Program materials, if you do not make an election on or before April 23, 2007, your Eligible Options will not be amended. In such a case, (1) you will not be able to avail yourself of any solution to avoid the Section 409A taxes on your Eligible Option,  (2) Synopsys will report any vesting and exercises of your Eligible Options to the appropriate taxing authorities and make any applicable tax withholding as required by law, and (3) you will be personally responsible for the amount of any and all taxes due in respect of your Eligible Options, including taxes imposed under Section 409A as a result of exercises of exercises of Eligible Options after February 5, 2007. If you choose not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.

Please do not reply to this automated e-mail message. If you have a question, please call Mellon at the number listed below.

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Time

1-866-210-7111

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC and available on Mellon’s website.